MINDFUL BEVERAGE GROUP, LLC DBA MODICA

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020



Ackerman CPAs

To the Members
Mindful Beverage Group, LLC dba Modica

The accompanying financial statements of Mindful Beverage Group, LLC dba Modica as of and for the years ended December 31, 2021 and 2020, were not subjected to an audit, review, or compilation engagement by us and we do not express an opinion, a conclusion, nor provide any assurance on them.

Ackerman CPAs, LLC

Louisville, KY
August 17, 2022

Ackerman CPAs, LLC
502.883.4070 / ack.cpa
3038 Breckenridge Lane, Ste 203, Louisville, KY 40220

MINDFUL BEVERAGE GROUP, LLC DBA MODICA

BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
Current assets		
Cash	$ 23,584	$ 16,692
Trade accounts receivable	948	3,581
Inventory	27,489	39,186
Total current assets	52,021	59,459
Total assets	$ 52,021	$ 59,459

LIABILITIES AND MEMBERS' CAPITAL

	2021	2020
Current liabilities		
Credit cards payable	$ 42,320	$ 33,752
Current portion of long-term debt	12,694	6,649
Sales taxes payable	1,014	0
Total current liabilities	56,028	40,401
Long-term debt, net of current portion	40,457	45,151
Total liabilities	96,485	85,552
Members' capital	(44,464)	(26,093)
Total liabilities and members' capital	$ 52,021	$ 59,459

These financial statements have not subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

MINDFUL BEVERAGE GROUP, LLC DBA MODICA

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	% of Revenue Earned	2020	% of Revenue Earned
Revenue earned	$ 76,207	100.00	$ 14,308	100.00
Cost of sales	62,533	82.06	26,132	182.64
Gross profit	13,674	17.94	(11,824)	(82.64)
Operating expenses				
Advertising	8,516	11.17	12,947	90.49
Office expense	5,192	6.81	1,350	9.44
Rent & lease	4,647	6.10	324	2.26
Professional fees	4,388	5.76	1,925	13.45
Taxes & licenses	460	0.60	129	0.90
Bank charges & merchant fees	1,531	2.01	359	2.51
Travel	822	1.08	480	3.35
Meals & entertainment	241	0.32	611	4.27
Research & development	122	0.16	10,366	72.45
Total operating expenses	25,919	34.01	28,491	199.13
Income (loss) from operations	(12,245)	(16.07)	(40,315)	(281.77)
Other income (expense)				
Grant income	0	0.00	11,500	80.37
Interest expense	(6,126)	(8.04)	(765)	(5.35)
Total other income (expense)	(6,126)	(8.04)	10,735	75.03
Net income (loss)	$ (18,371)	(24.11)	$ (29,580)	(206.74)

These financial statements have not subjected to an audit, review, or compilation engagement, and no
assurance is provided on them.

MINDFUL BEVERAGE GROUP, LLC DBA MODICA

STATEMENTS OF MEMBERS' CAPITAL
YEARS ENDED DECEMBER 31, 2021 AND 2020

	Members' Capital
Balance, December 31, 2019	$ (14,057)
Net income (loss)	(29,580)
Capital contributions	17,544
Balance, December 31, 2020	(26,093)
Net income (loss)	(18,371)
Capital contributions	0
Balance, December 31, 2021	$ (44,464)

These financial statements have not subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

MINDFUL BEVERAGE GROUP, LLC DBA MODICA

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating activities		
Net income	$ (18,371)	$ (29,580)
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Trade accounts receivable	2,633	(3,581)
Inventory	11,697	(39,186)
Credit cards payable	8,568	20,091
Sales taxes payable	1,014	0
Net cash from (used in) operating activities	5,541	(52,256)
Financing activities		
Proceeds from long term debt	9,000	51,800
Payments on long term debt	(7,649)	0
Member capital contributions	0	17,544
Net cash from (used in) financing activities	1,351	69,344
Net increase (decrease) in cash	6,892	17,088
Cash (overdraft), beginning of year	16,692	(396)
Cash, end of year	$ 23,584	$ 16,692
Supplemental disclosures of cash flow information		
Cash payments for:		
Interest	$ 6,126	$ 765

These financial statements have not subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying statements include the accounts of Mindful Beverage Group, LLC dba Modica. The Company is a wholesaler of beverage mixers in Kentucky and surrounding states with headquarters in Louisville, KY.

As of January 1, 2022, the Company merged with Mindful Beverage Group, Inc., a Delaware corporation.

Management's Estimates

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As disclosed below, accounting principles generally accepted in the United States of America require that inventory be determined using a method which most clearly reflects periodic income. Management has estimated inventory based on the lower of cost (determined by the first-in, first-out method) or net realizable value, however, no physical inventory count was recorded during the years ending December 31, 2021 and 2020.

Trade Accounts Receivable

Trade accounts receivable represent amounts billed at net invoice amounts. The Company recognizes revenue in accordance with its sales terms, which is generally at the time of shipment or when the customer takes possession.

Management estimates an allowance for doubtful receivables based on an evaluation of historical losses, current economic conditions, and other factors unique to the Company's customer base. No allowance for doubtful accounts is considered necessary at December 31, 2021 and 2020.

Inventory

Inventory consists of drink mixing supplies and containers. Inventory is estimated at the lower of cost (determined by the first-in, first-out method) or net realizable value. Shipping (freight) expenses incurred by the Company are recorded as part of cost of sales. The estimation of inventory is a departure from accounting principles generally accepted in the United States of America.

Revenue and Cost Recognition

The company recognizes revenue when it is realized or becomes realizable. In general, the Company's policy is to recognize the revenue and cost of sales when the products are shipped.

Sales Tax

States, along with some of their local counties and cities, impose sales tax on the Company's nonexempt sales. The Company collects sales tax from customers and remits the entire amount to the appropriate government agency. The Company's accounting policy is to exclude the tax collected from revenues and cost of sales.

These financial statements have not subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

Advertising

The Company follows the policy of charging the costs or advertising to expense as incurred. Advertising expense was $8,516 and $12,947 for the years ended December 31, 2021 and 2020.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter K of the Internal Revenue Code. Under these provisions, net taxable income is taxed directly to the members individually and not the Company. State and local taxes that do not recognize the federal sections described above are reported in income taxes payable and provision for income taxes.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by various federal and state taxing authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the accompanying financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

The Company has filed its federal and state income tax returns for periods through December 31, 2021. These income tax returns are generally open to examination by the relevant taxing authorities for a period of three years from the later of the date the return was filed or its due date (including approved extensions).

Going Concern Evaluation

Management evaluates whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern for a period of one year from the date the financial statements are available to be issued.

Date of Management's Review

The Company has evaluated events or transactions occurring subsequent to the balance sheet date for recognition and disclosure in the accompanying financial statements through the date the financial statements are available to be issued, which is August 17, 2022.

2. **RECENTLY ISSUED ACCOUNTING STANDARDS**

Recent accounting pronouncements pending adoption not discussed above are either not applicable or are not expected to have a material impact on the Company's financial condition, results of operations, or cash flows.

These financial statements have not subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

3. **LONG-TERM DEBT**

Long-term debt consists of the following as of December 31, 2021 and 2020:

	2021	2020
Kiva Loan, monthly payments of $250, including interest at a rate of 0%, maturing in July 2024, not collateralized.	$ 8,000	$ 0
METCO Loan, monthly payments of $873, including interest at a rate of 2%, maturing in March 2026, not collateralized.	43,231	49,800
SBA EIDL Loan, no required monthly payments until July 2022, including interest at a rate of 3.75%, maturing in July 2050, not collateralized.	1,920	2,000
	53,151	51,800
Less current portion	12,694	6,649
	$ 40,457	$ 45,151

The following is a schedule by year of future maturities on the long-term debt at December 31, 2021:

Year ending December 31

2022	12,694
2023	12,890
2024	12,090
2025	10,304
2026 & later	5,173
	$ 53,151

4. **CONCENTRATIONS**

At December 31, 2021, one customer accounted for 100% of accounts receivable and two customers accounted for approximately 38% of total revenue for the year ended. At December 31, 2020, three customers accounted for approximately 97% of accounts receivable and no customers accounted for more than 10% of total revenue for the year ended.

These financial statements have not subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

5. **IMPACT OF COVID-19**

The outbreak of the novel coronavirus COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts to the Company's supply chain, operations, and customer demand. The pandemic has impacted and could further impact the Company's operations and the operations of its suppliers and vendors as a result of quarantines, facility closures, and travel and logistics restrictions. While the disruption caused by the pandemic is currently expected to be temporary, there is uncertainty regarding its duration. Therefore, while the Company expects the pandemic to impact its results of operations, financial position, and liquidity, the impact cannot be reasonably estimated at this time.

These financial statements have not subjected to an audit, review, or compilation engagement, and no assurance is provided on them.